                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                  (RULE 13D-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)

                              The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
                           -------------------------
                                 (CUSIP Number)

                                   COPY TO:
   Tami E. Nason, Esq.                                Larry J. Rowe, Esq.
   Charlesbank Capital Partners, LLC                  Ropes & Gray
   600 Atlantic Avenue                                One International Place
   Boston, MA  02210                                  Boston, MA  02110
   (617) 619-5400                                     (617) 951-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 10, 2000
          ----------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                               Page 1 of 7 Pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 929289106                                      Page 2 of 7 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Demeter Holdings Corporation

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Massachusetts

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                          SOLE VOTING POWER
                     7
     NUMBER OF                5,164,483 shares (see Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 5,164,483 shares (see Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,164,483 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          47.0%

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      TYPE OF REPORTING PERSON*
14
          CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 929289106                                      Page 3 of 7 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Phemus Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                281,419 shares (see Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 281,419 shares (see Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          281,419 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          2.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                              The WMF Group, Ltd.
                              -------------------

                                Amendment No. 5
                                ---------------

     This Amendment No. 5 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on September 25, 1998, Amendment No. 2 to the initial Schedule 13D filed on January 11, 1999, Amendment No. 3 to the initial Schedule 13D filed on February 2, 1999, and Amendment No. 4 to the initial Schedule 13D filed on April 5, 1999.

Item 4.   Purpose of Transaction.
          ----------------------

      Item 4 is amended by adding the following thereto:

      On May 10, 2000, the Issuer, Prudential Mortgage Capital Company, LLC, a Delaware limited liability company (the "Parent") and Prudential Mortgage Capital Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Parent (the "Purchaser") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, the Purchaser has agreed to commence a tender offer to purchase for cash all of the issued and outstanding shares, $.01 par value per share, of the Issuer (the "Common Stock") at a price of $8.90 per share (the "Tender Offer").

      Contemporaneously with the execution of the Merger Agreement, Parent entered into a stockholders agreement (the "Stockholders Agreement") with Demeter, Phemus and certain other holders of the Common Stock listed on Schedule A thereto (Demeter, Phemus, and the Stockholders listed on such Schedule A are collectively referred to as the "Principal Stockholders"). Pursuant to the Stockholders Agreement, each of Demeter and Phemus have agreed to tender all shares of the Common Stock beneficially owned by them in the Tender Offer. The Stockholders Agreement also provides for, among other things, the agreement of each Principal Stockholder to cause all shares of Common Stock beneficially owned by such Principal Stockholder (except as otherwise set forth in the Stockholders Agreement) to vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and to vote against any Acquisition Proposal (as defined in the Merger Agreement), any amendment to the Issuer's certificate of incorporation or by-laws or other proposal, which transaction, amendment or proposal would be reasonably likely to impede, frustrate, prevent or nullify the Merger or the Merger Agreement or any other transactions contemplated by the Merger Agreement. Each Principal Stockholder has agreed not to transfer, or enter into any arrangement with respect to any transfer of, any of such Principal Stockholder's Common Stock or to enter into any voting arrangement in connection with any Acquisition Proposal and agreed not to commit or agree to take any of the foregoing actions other than transfers to such Principal Stockholder's Affiliates (as defined in the Stockholders Agreement) provided that such Affiliates agree to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement will terminate upon the earlier of (i) the Effective Date (as defined in the Merger Agreement) and (ii) the date upon which the Merger Agreement is terminated in accordance with its terms.

      A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "SEC") by the Issuer as Exhibit 2.2 to the current Report on Form 8-K of the Issuer dated May 10,


                              Page 4 of 7 Pages

2000. The description of the Merger Agreement is qualified by reference to the Merger Agreement as filed with the SEC. A copy of the Stockholders Agreement has been filed by Demeter and Phemus as Exhibit D to this Amendment No. 5. The description of the Stockholders Agreement is qualified by reference to the Stockholders Agreement as so filed.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

      Item 5, paragraph (a) is amended in its entirety to read as follows:

      (a) Demeter is the beneficial owner of 5,164,483 shares of the Issuer's Common Stock (approximately 47.0% of the shares of Common Stock outstanding) (calculated assuming 10,989,321 shares of Common Stock outstanding based on 10,959,321 shares outstanding as reported in the Issuer's most recent filing with the SEC plus options for 30,000 shares owned by Demeter which have either vested or will vest within 60 days from the date of this Amendment No. 5). The shares of Common Stock reported herein as beneficially owned by Demeter include 20,000 shares of Common Stock that Demeter may acquire at any time upon exercise of options to purchase such shares. 10,000 of such options are exercisable at a price of $9.15 per share and 10,000 of such options are exercisable at a price of $6.00 per share. Demeter also owns an option to acquire 10,000 shares of Common Stock which has not vested and is exercisable at a price of $5.75 per share. If the transactions contemplated by the Merger Agreement are consummated in accordance with their terms, all of Demeter's outstanding options to purchase the Issuer's Common Stock, whether vested or unvested, will be canceled in exchange for a cash payment by Purchaser equal to (i) the product of the total number of shares of the Issuer's Common Stock subject to such option and (ii) the excess of the Tender Offer price of $8.90 per share over the exercise price of such option. Phemus is the beneficial owner of 281,419 shares of the Issuer's Common Stock (approximately 2.6% of the shares of Common Stock outstanding) (calculated assuming 10,989,321 of Common Stock outstanding based on 10,959,321 shares outstanding as reported in the Issuer's most recent filing with the SEC plus options for 30,000 shares owned by Demeter which have either vested or will vest within 60 days from the date of this Amendment No. 5). If the transactions contemplated by the Merger Agreement and the Stockholders Agreement are consummated in accordance with their terms, Demeter and Phemus will ultimately be the beneficial owners of no shares of the Issuer's Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to the Securities of the Issuer.
          -------------------------------

      Item 6 is amended by adding the following thereto:

      Reference is made to Item 4 above for a description of the Merger Agreement and the Stockholders Agreement.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

      Item 7 is amended by adding the following thereto:

Exhibit D--    Stockholders Agreement dated as of May 10, 2000 among Prudential
               Mortgage Capital Company, LLC and the stockholders listed on Schedule A attached thereto.

                               Page 5 of 7 Pages

                                   Signature
                                   ---------


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2000

DEMETER HOLDINGS CORPORATION


By:     /s/ Tami E. Nason
   ----------------------------------
   Name:   Tami E. Nason
   Title:  Authorized Signatory


PHEMUS CORPORATION


By:     /s/ Tami E. Nason
   ----------------------------------
   Name:   Tami E. Nason
   Title:  Authorized Signatory

                              Page 6 of 7 Pages

EXHIBIT INDEX
-------------

Exhibit
Number         Description
------         -----------

A*             Information Concerning Reporting Persons'
               Directors and Executive Officers

B*             Stock Purchase Agreement, dated as of
               October 16, 1998, among the Issuer,
               Demeter, Phemus, Capricorn and HPCH

C*             Standby Purchase Agreement, dated as of
               October 16, 1998, among the Issuer,
               Demeter, Phemus and Capricorn

D              Stockholders Agreement dated as of
               May 10, 2000 among Prudential Mortgage
               Capital Company, LLC and the stockholders listed on Schedule A attached thereto


---------------
* Previously filed with Amendment No. 2 to the initial Schedule 13D filed on January 11, 1999.

                               Page 7 of 7 Pages